

Mail Stop 3720

December 30, 2009

Mr. Rene Soullier
Chief Executive Officer
Phoenix Energy Resources, Inc.
1001 Bayhill Drive, Suite 200
San Bruno, CA 94066

>   **RE: Phoenix Energy Resources, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2009**
>   **Filed October 13, 2009, as amended December 18, 2009**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2009**
>   **Filed November 16, 2009**
>   **File No. 000-52843**

Dear Mr. Soullier:

       We have reviewed your December 18, 2009 letter and your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Cautionary Statement Regarding Forward Looking Information

1. Please delete the reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995 because such protection is not available for issuers of penny stock.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

2. We note your response to comment 5 from our letter dated October 30, 2009. Rather than repeating verbatim the third bullet point from the comment, please provide the disclosure requested in the third bullet point. That is, revise your management's discussion and analysis in your Form 10-Q amendment to disclose the amount of shares you would have to issue upon repayment of each note using the closing price of your common stock as of the end of the period covered by the report. Disclose the percentage of outstanding shares these shares would represent. Provide the same disclosure with respect to accrued interest payments on the notes if you have the same repayment option for the interest payments. Also provide this disclosure in each future periodic report for so long as a material amount of notes are outstanding or are convertible into a material amount of shares.

Item 6. Exhibits

3. As requested in comment 10 from our letter dated October 30, 2009, please file a complete copy of your articles of incorporation as amended with your Form 10-Q amendment. You only filed an amendment to your articles of incorporation as Exhibit 3.1 to your Form 10-K/A rather than a complete copy of your articles of incorporation as amended and currently in effect. See Item 601(b)(3)(i) of Regulation S-K.

4. As requested in comment 10 from our letter dated October 30, 2009, please file a complete copy of your bylaws as currently in effect with your Form 10-Q amendment. See Item 601(b)(3)(ii) of Regulation S-K.

5. We note that you have omitted language from the introduction to paragraph 4 and paragraph 4(b) of the certifications required by Exchange Act Rule 13a-14(a). Revise your certifications in your amended filings to include the language of paragraph 4 of Item 601(31)(i) of Regulation S-K. More specifically, revise to refer to "internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))" immediately following your reference to disclosure controls and procedures in the introduction. In addition, revise to add the missing language from paragraph 4(b) as follows: "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." In addition, please revise your certifications throughout to conform to the exact language in Item 601(31)(i) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director